ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated October 17, 2008

Yield Optimization Notes with Contingent Protection

Enhanced Income Strategies for Equity Investors

UBS AG $•   Notes linked to the common stock of The Coca-Cola Company due on or about April 30, 2009
UBS AG $•   Notes linked to the common stock of Colgate-Palmolive Company due on or about April 30, 2009
UBS AG $•   Notes linked to the common stock of Johnson & Johnson due on or about April 30, 2009
UBS AG $•   Notes linked to the common stock of The Procter & Gamble Company due on or about April 30, 2009

Investment Description

Yield Optimization Notes with Contingent Protection (the “Notes”) are notes issued by UBS AG (“UBS”) linked to the performance of the common stock of a specific company (the “underlying stock”). The Notes pay an enhanced coupon and provide either a return of principal or shares of the applicable underlying stock at maturity. The enhanced coupon is designed to compensate you for the risk that you may receive a share of the underlying stock at maturity for each Note held that is worth less than your principal. At maturity, you will receive one share of the applicable underlying stock (subject to adjustments in the case of certain corporate events described in the accompanying YONCP product supplement under “General Terms of the Notes — Antidilution Adjustments”) for each of your Notes if the closing price of the applicable underlying stock on the final valuation date (the “final price”) is below the specified trigger price. Otherwise, you will receive your principal in cash. We will make coupon payments during the term of the Notes regardless of the performance of the underlying stock. Investing in the Notes involves significant risks. You may lose some or all of your principal. The contingent protection feature applies only if you hold the securities until maturity. Any payment on the Notes, including any contingent principal protection feature, is subject to the creditworthiness of the Issuer.

Features
☐	Enhanced coupon payments are made regardless of the performance of the applicable underlying stock and are designed to compensate you for the fact that the Notes are not fully principal protected and that you could lose some or all of your principal.
☐	Contingent protection feature protects your principal only if the final price of the applicable underlying stock is not below the trigger price on the final valuation date and you hold the Notes to maturity:
♦	If the final price of the applicable underlying stock is not below the trigger price on the final valuation date, at maturity you will receive a cash payment equal to your principal amount. You will not participate in any appreciation of the applicable underlying stock at maturity.
♦	If the final price of the applicable underlying stock is below the trigger price on the final valuation date, at maturity you will receive one share of the applicable underlying stock for each of your Notes. If you receive shares of the applicable underlying stock at maturity, they may be worth less than your principal and may have no value at all.
♦	Contingent principal protection only applies if the Notes are held to maturity, and is subject to the creditworthiness of the Issuer.

Key Dates*

Trade Date	October 27, 2008
Settlement Date**	October 31, 2008
Coupon Payment Dates	January 30, 2009, April 30, 2009
Final Valuation Date	April 24, 2009
Maturity Date	April 30, 2009
*	The Notes are expected to price on or about October 27, 2008 and settle on or about October 31, 2008. In the event that we make any changes to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.
**	We expect to deliver each offering of the Notes against payment on or about the fourth business day following the trade date. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the trade date will be required, by virtue of the fact that each Note initially will settle in four business days (T+4), to specify alternative settlement arrangements to prevent a failed settlement.

Note Offerings

These terms relate to four separate Notes we are offering. Each of the four Notes is linked to the common stock of a different company, and each of the four Notes has a different coupon rate, initial price and trigger price. The coupon rate, initial price and trigger price for each Note will be set on the trade date. The performance of each Note will not depend on the performance of any other Note.

Underlying Stocks	Coupon per Annum*	Initial Price	Trigger Price	CUSIP	ISIN
Common stock of The Coca-Cola Company	10.50% to 13.00%	•	75% of Initial Price	90264M582	US90264M5821
Common stock of Colgate-Palmolive Company	10.00% to 12.50%	•	75% of Initial Price	90264M574	US90264M5748
Common stock of Johnson & Johnson	6.50% to 9.00%	•	75% of Initial Price	90264M608	US90264M6084
Common stock of The Procter & Gamble Company	8.20% to 10.70%	•	75% of Initial Price	90264M590	US90264M5904

* Paid quarterly in arrears in two installments.

See “Additional Information about UBS and the Notes” on page 2. Each Note we are offering will have the terms set forth in the YONCP product supplement relating to the Notes, the accompanying prospectus and this free writing prospectus. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page PS-10 of the YONCP product supplement relating to the Notes for risks related to an investment in the Notes. Your Note does not guarantee any return of principal at maturity. At maturity, if you receive shares of the underlying stock, they may be worth less than your principal and may have no value at all.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this free writing prospectus, or the accompanying YONCP product supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

Offering of Notes	Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Security	Total	Per Security	Total	Per Security
The Coca-Cola Company	•	100%	•	1.00%	•	99.00%
Colgate-Palmolive Company	•	100%	•	1.00%	•	99.00%
Johnson & Johnson	•	100%	•	1.00%	•	99.00%
The Procter & Gamble Company	•	100%	•	1.00%	•	99.00%

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	YONCP product supplement dated September 12, 2008:

http://www.sec.gov/Archives/edgar/data/1114446/000139340108000777/v126194_690246-424b2.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “Yield Optimization Notes with Contingent Protection” or the “Notes” refer to four different Notes that are offered hereby. Also, references to the “YONCP product supplement” mean the UBS product supplement, dated September 12, 2008, relating to the Notes generally, and references to the “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Common Terms for Each Offering of the Notes

Issuer	UBS AG, Jersey Branch
Principal Amount per Note	Equal to the initial price (as defined below) of the applicable underlying stock
Term	6 months(1)
Coupon Payment	Paid quarterly in arrears on an unadjusted basis, regardless of the performance of the applicable underlying stock, as specified on the first page of this free writing prospectus(2)
Trigger Price	Equal to 75% of the Initial Price of the applicable underlying stock
Payment at Maturity (per Note)	➢ If the final price of the applicable underlying stock is not below the trigger price on the final valuation date, at maturity we will pay you an amount in cash equal to your principal amount.

➢

If the final price of the applicable underlying stock is below the trigger price on the final valuation date, at maturity we will deliver to you one share of the applicable underlying stock for each Note you own.

Each Note is not fully principal protected. The shares you may receive at maturity may be worth less than your principal and may have no value at all.
Closing Price	On any trading day, the last reported sale price of the applicable underlying stock on the principal national securities exchange on which it is listed for trading
Initial Price	The closing price of the applicable underlying stock on the trade date
Final Price	The closing price of the applicable underlying stock on the final valuation date

Determining Payment at Maturity for Each Offering of the Notes

You will receive one share of the applicable underlying stock for each Note you own (subject to adjustments in the case of certain corporate events, as described in the accompanying YONCP product supplement and this free writing prospectus).

♦	If the market price of the applicable underlying stock on the maturity date is less than the initial price, the shares you receive at maturity will be worth less than the principal amount of your Notes.
♦	If the market price of the applicable underlying stock on the maturity date is greater than the initial price, the shares you receive at maturity will be worth more than the principal amount of your Notes.

Your Notes are not fully principal protected. The shares you may receive at maturity could be worth less than your principal or may have no value at all.

(1)	In the event that we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.
(2)	Interest calculations will be determined on a 30/360 calendar day convention.

Investor Suitability

The Notes may be suitable for you if:

♦	You have a moderate to high risk tolerance.
♦	You are willing to receive shares of the applicable underlying stock at maturity that may be worth less than your principal or may have no value at all.
♦	You believe the market price of the applicable underlying stock is not likely to appreciate by more than the value of the coupons paid on the Notes.
♦	You believe the final price of the applicable underlying stock is not likely to be below the trigger price on the final valuation date.
♦	You are willing to make an investment that will be exposed to the same downside price risk as an investment in the applicable underlying stock.
♦	You are willing to accept the risk of fluctuations in the market price of the applicable underlying stock.
♦	You are willing to invest in the applicable Note based on the anticipated coupon range (the actual coupon rate will be determined on the trade date).
♦	You are willing to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes.
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the Notes.

The Notes may not be suitable for you if:

♦	You seek an investment that is 100% principal protected.
♦	You are not willing to receive shares of the applicable underlying stock at maturity.
♦	You believe the market price of the applicable underlying stock is likely to appreciate by more than the value of the coupons paid on the Notes.
♦	You believe the final price of the applicable underlying stock is likely to be below the trigger price on the final valuation date.
♦	You are not willing to accept the risks of owning equities in general and the applicable underlying stock in particular.
♦	You prefer lower risk and, therefore, accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You seek an investment for which there will be an active secondary market.
♦	You are not willing or are unable to assume the credit risk associated with UBS, as Issuer of the Notes.

What are the Tax Consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement. The following discussion supplements the discussion in “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement.

The United States federal income tax consequences of your investment in the Notes are complex and uncertain. By purchasing a Note, you and UBS hereby agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as an investment unit consisting of a non-contingent short-term debt instrument and a put option contract in respect of the underlying stock. The terms of the Notes require (in the absence of an administrative determination or judicial ruling to the contrary) that you treat your Notes for U.S. federal income tax purposes as consisting of two components:

Debt component —  Amounts treated as interest on the debt component would be subject to the general rules governing interest payments on short-term notes and would be required to be accrued by accrual-basis taxpayers (and cash-basis taxpayers who elect to accrue interest currently) on either the straight-line method, or, if elected, the constant yield method, compounded daily. Cash-basis taxpayers would include interest into income upon receipt of such interest.

Put option component — The put option component would generally not be taxed until sale or maturity. At maturity, the put option component either would be taxed as a short-term capital gain if the principal is repaid in cash or would reduce the basis of any underlying equity if you receive (or are deemed to receive if the cash equivalent is paid) the underlying equity.

With respect to coupon payments you receive, you agree to treat such payments as consisting of interest on the debt component and a payment with respect to the put option as follows:

Underlying Stocks	Coupon per Annum (to be determined on trade date)	Debt Component per Annum	Put Option Component per Annum
Common stock of The Coca-Cola Company	10.50% to 13.00%	• %	• %
Common stock of Colgate-Palmolive Company	10.00% to 12.50%	• %	• %
Common stock of Johnson & Johnson	6.50% to 9.00%	• %	• %
Common stock of The Procter & Gamble Company	8.20% to 10.70%	• %	• %

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes as described above. However, in light of the uncertainty as to the United States federal income tax treatment, it is possible that your Notes could be treated as a single short-term debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially from the treatment described above. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes. Please read the discussion in “Supplemental U.S. Tax Considerations” on page PS-38 for a more detailed description of the tax treatment of your Notes.

In addition, the Internal Revenue Service has recently released a Notice that may affect the taxation of holders of the Notes. According to the Notice, the Internal Revenue Service and the Treasury Department are actively considering the appropriate tax treatment of holders of certain types of structured notes. Legislation has also been proposed in Congress that would require the holders of certain prepaid forward contracts to accrue income during the term of the transaction. It is not clear whether the Notice applies to instruments such as the Notes. Furthermore, it is not possible to determine what guidance or legislation will ultimately result, if any, and whether such guidance or legislation will affect the tax treatment of the Notes. Except to the extent otherwise required by law, UBS intends to treat your Notes for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-38 unless and until such time as some other treatment is more appropriate.

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, including the consequences of a sale or exchange of the Notes, please see the discussion under “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement and consult your tax advisor.

Key Risks

An investment in any offering of the Notes involves significant risks. Some of the risks that apply to each offering of the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the YONCP product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Risk of Loss of Contingent Protection — Your principal will be protected only if the final price of the applicable underlying stock is not below the trigger price on the final valuation date and the Notes are held to maturity. If the final price of the applicable underlying stock is below the trigger price on the final valuation date, the contingent protection feature will be eliminated and you will be fully exposed at maturity to any decline in the market price of the applicable underlying stock. Greater expected volatility with respect to a Note’s underlying stock reflects a higher expectation as of the trade date that a stock could close below its trigger price on the final valuation date of the Note. This greater expected risk will generally be reflected in a higher coupon payable on such Note. A stock’s volatility, however, can change significantly over the term of the Notes. The price of the underlying stock for your Note could fall sharply, which could result in a significant loss of principal.
♦	The amount you receive on the Notes at maturity will exceed their stated principal amount only in limited circumstances — Even though you will be subject to the risk of a decline in the price of the applicable underlying stock, you will generally not participate in any appreciation in the price of the applicable underlying stock. Your return on the Notes will not exceed the coupon payable on the Notes except for the situation in which (1) the final price of the applicable underlying stock is less than the applicable trigger price on the final valuation date (and, therefore, you receive shares instead of cash at maturity) and (2) the market price of the applicable underlying stock at maturity is greater than the initial price.
♦	Single Stock Risk — The price of the applicable underlying stock can rise or fall sharply due to factors specific to that underlying stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
♦	There may be little or no secondary market for the Notes — No offering of the Notes will be listed or displayed on any securities exchange or any electronic communications network. A secondary trading market for the Notes may not develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in each offering of the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss.
♦	Owning the Notes is not the same as owning the applicable underlying stock — The return on your Notes may not reflect the return you would realize if you actually owned the applicable underlying stock. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the applicable underlying stock over the term of your Notes. Furthermore, the applicable underlying stock may appreciate substantially during the term of your Notes and you will not participate in such appreciation unless the final price of the applicable underlying stock is below the trigger price. Moreover, you will only participate in the appreciation in these circumstances if the market price of the applicable underlying stock on the maturity date is greater than the initial price.
♦	Credit of UBS — The Notes are senior unsecured debt obligations of the issuer, UBS and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any contingent principal protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive amounts owed to you under the terms of the Notes.
♦	Price prior to maturity — The market price of your Notes will be influenced by many unpredictable and interrelated factors, including the market price of the applicable underlying stock and the expected price volatility of the applicable underlying stock, the dividend rate on the applicable underlying stock, the time remaining to the maturity of your Notes, interest rates, geopolitical conditions, economic, financial and political, regulatory or judicial events.
♦	Impact of fees on secondary market prices — Generally, the market price of the Notes in the secondary market is likely to be lower than the initial public offering price of the Notes, since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential UBS impact on market price of underlying stock — Trading or transactions by UBS or its affiliates in the applicable underlying stock and/or over-the-counter options, futures or other instruments with returns linked to the performance of the applicable underlying stock may adversely affect the market price of the applicable underlying stock and, therefore, the market value of your Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuer of the applicable underlying stock, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of UBS, will determine whether the final price is below the applicable trigger price on the final valuation date and accordingly the payment at maturity on your Notes. The calculation agent may postpone the maturity date if a market disruption event occurs and is continuing on the final valuation date.

♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. UBS and its affiliates have recently published research or other opinions that may be inconsistent with the investment view implicit in each of the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the underlying stock to which the Notes are linked.
♦	Antidilution adjustments — Although the calculation agent will adjust the amount payable at maturity by adjusting the number of shares of the applicable underlying stock that may be delivered for certain corporate events affecting the applicable underlying stock, such as stock splits and stock dividends, and certain other actions involving the applicable underlying stock, the calculation agent is not required to make an adjustment for every corporate event that can affect the applicable underlying stock. If an event occurs that does not require the calculation agent to adjust the number of shares of underlying stock that may be delivered at maturity, the market value of your Notes and the payment at maturity may be materially and adversely affected.
♦	In some circumstances, the payment you receive on the Notes may be based on the common stock of another company and not the applicable underlying stock — Following certain corporate events relating to the respective issuer of the applicable underlying stock where such issuer is not the surviving entity, the amount of cash or stock you receive at maturity may be based on the common stock of a successor to the respective underlying stock issuer or any cash or any other assets distributed to holders of the applicable underlying stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the section “General Terms of the Notes — Antidilution Adjustments” beginning on page PS-25 of the YONCP product supplement. Regardless of the occurrence of one or more dilution or reorganization events, you should note that at maturity you will receive an amount in cash equal to your principal amount unless the final price of the applicable underlying stock is below the trigger price (as such trigger price may be adjusted by the calculation agent upon occurrence of one or more such events).
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should read carefully the section above entitled “What Are the Tax Consequences of the Notes?” and the section entitled “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement and consult your tax advisor about your tax situation.

Hypothetical Examples

Hypothetical Examples — Note Returns at Maturity

The following examples illustrate the payment at maturity on a hypothetical offering of the Notes assuming the following*:

Term:	6 months
Coupon per annum**:	10.00% (or $1.25 per quarterly period)
Initial price of the applicable underlying stock:	$50.00 per share
Trigger price:	$37.50 (75% of the initial price)
Principal amount:	$50.00 per Note (set equal to the initial price)
Dividend yield on the underlying stock***:	1.00%
*	Actual coupon and terms for each Note to be set on the trade date.
**	Coupon payment will be paid in arrears in quarterly installments during the term of the Note on an unadjusted basis.
***	Dividend yield assumed received by holders of the stock during the term of the Notes.

Scenario #1: The final price of the stock is not below the trigger price of $37.50.

Since the final price of the underlying stock is not below the trigger price of $37.50, principal is protected and you will receive at maturity a cash payment equal to the principal amount of the Notes. This investment would outperform an investment in the stock if the price appreciation of the stock (plus dividends, if any) is less than 5%.

If the closing price of the underlying stock on the final valuation date is $50.00 (no change in the price of the stock):

Payment at Maturity:	$50.00
Coupons:	$2.50	($1.25× 2 = $2.50)
Total:	$52.50
Total Return on the Notes:	5.00%

In this example, the total return on the Notes is 5.00% while the total return on the stock is 1% (including dividends).

If the closing price of the underlying stock on the final valuation date is $65.00 (an increase of 30%):

Payment at Maturity:	$50.00
Coupons:	$2.50	($1.25× 2 = $2.50)
Total:	$52.50
Total Return on the Notes:	5.00%

In this example, the total return on the Notes is 5.00% while the total return on the stock is 31% (including dividends).

If the closing price of the underlying stock on the final valuation date is $42.50 (a decline of 15%):

Payment at Maturity:	$50.00
Coupons:	$2.50	($1.25× 2 = $2.50)
Total:	$52.50
Total Return on the Notes:	5.00%

In this example, the total return on the Notes is 5.00% while the total return on the stock is a loss of 14% (including dividends).

Scenario #2: The final price of the stock is below the trigger price of $37.50.

Since the final price of the underlying stock is below the trigger price of $37.50, you will receive at maturity one share of the underlying stock for every Note you hold. The value received at maturity and the total return on the Notes at that time depends on the closing price of the underlying stock on the maturity date.

If the closing price of the underlying stock on the maturity date is $22.50 (a decline of 55%):

Value of share received:	$22.50
Coupons:	$2.50	($1.25× 2 = $2.50)
Total:	$25.00
Total Return on the Notes:	-50.00%

In this example, the total return on the Notes is a loss of 50.00% while the total return on the stock is a loss of 54% (including dividends).

If the closing price of the underlying stock on the maturity date is $42.50 (a decline of 15%):

Value of share received:	$42.50
Coupons:	$2.50	($1.25× 2 = $2.50)
Total:	$45.00
Total Return on the Notes:	-10.00%

In this example, the total return on the Notes is a loss of 10.00% while the total return on the stock is a loss of 14% (including dividends).

If the closing price of the underlying stock on the maturity date is $55.00 (an increase of 10%):

Value of share received:	$55.00
Coupons:	$2.50	($1.25× 2 = $2.50)
Total:	$57.50
Total Return on the Notes:	15.00%

In this example, the total return on the Notes is 15.00% while the total return on the stock is 11% (including dividends).

Hypothetical Return Table of the Notes at Maturity

The table below is based on the following assumptions*:

Term:	6 months
Coupon per annum**:	10.00% (or $1.25 per quarterly period)
Initial price:	$50.00 per share
Trigger price:	$37.50 (75% of the initial price)
Principal amount:	$50.00 per Note (set equal to the initial price)
Dividend yield on the underlying stock***:	1.00%
*	Actual coupon and terms for each Note to be set on the trade date.
**	Coupon payment will be paid in arrears in quarterly installments during the term of the Note on an unadjusted basis.
***	Dividend yield assumed received by holders of the stock during the term of the Notes.

Underlying Stock			Trigger Event Does Not Occur(1)		Trigger Event Occurs(2)
Final Stock Price(3)	Stock Price Return	Total Return at Maturity(4)	Payment at Maturity	Total Return at Maturity(5)	Payment at Maturity(6)	Total Return at Maturity
$75.00	50.0%	51.00%	$52.50	5.00%	$77.50	55.00%
$72.50	45.0%	46.00%	$52.50	5.00%	$75.00	50.00%
$70.00	40.0%	41.00%	$52.50	5.00%	$72.50	45.00%
$67.50	35.0%	36.00%	$52.50	5.00%	$70.00	40.00%
$65.00	30.0%	31.00%	$52.50	5.00%	$67.50	35.00%
$62.50	25.0%	26.00%	$52.50	5.00%	$65.00	30.00%
$60.00	20.0%	21.00%	$52.50	5.00%	$62.50	25.00%
$57.50	15.0%	16.00%	$52.50	5.00%	$60.00	20.00%
$55.00	10.0%	11.00%	$52.50	5.00%	$57.50	15.00%
$52.50	5.0%	6.00%	$52.50	5.00%	$55.00	10.00%
$50.00	0%	1.00%	$52.50	5.00%	$52.50	5.000%
$47.50	-5%	-4.00%	$52.50	5.00%	$50.00	0.00%
$45.00	-10%	-9.00%	$52.50	5.00%	$47.50	-5.00%
$42.50	-15%	-14.00%	$52.50	5.00%	$45.00	-10.00%
$40.00	-20%	-19.00%	$52.50	5.00%	$42.50	-15.00%
$37.50	-25%	-24.00%	$52.50	5.00%	$40.00	-20.000%
$35.00	-30%	-29.00%	n/a	n/a	$37.50	-25.00%
$32.50	-35%	-34.00%	n/a	n/a	$35.00	-30.000%
$30.00	-40%	-39.00%	n/a	n/a	$32.50	-35.00%
$27.50	-45%	-44.00%	n/a	n/a	$30.00	-40.00%
$25.00	-50%	-49.00%	n/a	n/a	$27.50	-45.00%
$22.50	-55%	-54.00%	n/a	n/a	$25.00	-50.00%
$20.00	-60%	-59.00%	n/a	n/a	$22.50	-55.00%
$17.50	-65%	-64.00%	n/a	n/a	$20.00	-60.00%
$15.00	-70%	-69.00%	n/a	n/a	$17.50	-65.00%
(1)	A trigger event does not occur if the final price of the underlying stock is not below the trigger price.
(2)	A trigger event occurs if the final price of the underlying stock is below the trigger price.
(3)	The final stock price is as of the final valuation date, if the final price of the stock is not below the trigger price. If the final price of the stock is below the trigger price, the final stock price is as of the maturity date.
(4)	The total return at maturity on the underlying stock includes a 1% cash dividend payment.
(5)	The total return at maturity on the Notes includes coupon payments.
(6)	Payment will consist, in part, of underlying stock valued as of the maturity date.

Information about the Underlying Stocks

Included on the following pages is a brief description of the underlying issuers of each of the respective underlying stocks. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low closing prices for each of the underlying stocks. The information given below is for the four calendar quarters in each of 2004, 2005, 2006 and 2007. Full data is provided for the first, second and third calendar quarters of 2008 and partial data is provided for the fourth calendar quarter of 2008. We obtained the closing price information set forth below from the Bloomberg Professional® service (“Bloomberg”) without independent verification. You should not take the historical prices of the underlying stocks as an indication of future performance.

Each of the underlying stocks is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the respective issuers of the underlying stocks with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the respective issuers of the underlying stocks under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

The Coca-Cola Company

According to publicly available information, The Coca-Cola Company (“Coca-Cola”) is a manufacturer, distributor and marketer of nonalcoholic beverage concentrates and syrups in the world. Finished beverage products bearing its trademarks are sold in more than 200 countries. Coca-Cola markets nonalcoholic sparkling brands, which includes Diet Coke, Fanta and Sprite. Its business is nonalcoholic beverages, principally sparkling beverages, but also a variety of still beverages. Coca-Cola manufactures beverage concentrates and syrups, which it sells to bottling and canning operations, fountain wholesalers and some fountain retailers, as well as finished beverages, which it sells primarily to distributors. Coca-Cola owns or licenses more than 450 brands, including diet and light beverages, waters, enhanced waters, juices and juice drinks, teas, coffees, and energy and sports drinks. Information filed by Coca-Cola with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-02217, or its CIK code: 0000021344. Coca-Cola’s website is http://www.thecoca-colacompany.com. Coca-Cola’s common stock is listed on the New York Stock Exchange under the ticker symbol “KO.”

Historical Information

The following table sets forth the quarterly high and low closing prices for Coca-Cola’s common stock, based on daily closing prices on the primary exchange for Coca-Cola, as reported by Bloomberg. Coca-Cola’s closing price on October 14, 2008 was $43.73. The actual initial price will be the closing price of Coca-Cola’s common stock on the trade date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2004	3/31/2004	$52.40	$47.71	$50.30
4/1/2004	6/30/2004	$53.00	$49.36	$50.48
7/1/2004	9/30/2004	$51.16	$39.63	$40.05
10/1/2004	12/31/2004	$41.85	$38.65	$41.63
1/3/2005	3/31/2005	$43.72	$40.74	$41.67
4/1/2005	6/30/2005	$45.25	$40.97	$41.75
7/1/2005	9/30/2005	$44.67	$41.76	$43.19
10/3/2005	12/30/2005	$43.21	$40.31	$40.31
1/3/2006	3/31/2006	$42.89	$40.09	$41.87
4/3/2006	6/30/2006	$44.49	$41.04	$43.02
7/3/2006	9/29/2006	$45.14	$42.65	$44.68
10/2/2006	12/29/2006	$49.00	$43.79	$48.25
1/3/2007	3/30/2007	$48.74	$45.89	$48.00
4/2/2007	6/29/2007	$53.61	$49.46	$52.31
7/2/2007	9/28/2007	$57.47	$52.09	$57.47
10/1/2007	12/31/2007	$64.09	$57.19	$61.37
1/2/2008	3/31/2008	$65.56	$57.40	$60.87
4/1/2008	6/30/2008	$61.44	$51.00	$51.98
7/1/2008	9/30/2008	$55.41	$49.60	$52.88
10/1/2008	10/14/2008	$54.16	$41.50	$43.73
*	As of the date of this free writing prospectus available information for the fourth calendar quarter of 2008 includes data for the period from October 1, 2008 through October 14, 2008. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2008.

The graph below illustrates the performance of Coca-Cola’s common stock from June 30, 1998 through October 14, 2008, based on information from Bloomberg. The dotted line represents a hypothetical trigger price, equal to 75% of the closing price on October 14, 2008. The actual trigger price will be based on the closing price of Coca-Cola’s common stock on the trade date. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

Colgate-Palmolive Company

According to publicly available information, Colgate-Palmolive Company (“Colgate”) is a consumer products company, whose products are marketed in over 200 countries and territories throughout the world. Colgate’s Oral Care products include toothpaste, toothbrushes, oral rinses, dental floss and pharmaceutical products for dentists and other oral health professionals. Product launches include Colgate Max Fresh, Colgate Max White, Colgate Sensitive Multi Protection, Colgate Total Advanced Clean, Colgate Total Professional Clean, Colgate Max Fresh BURST and Colgate Herbal Seabuckthorn toothpastes; Colgate 360°, Colgate 360° Sensitive and Colgate Twister Fresh manual toothbrushes, and Colgate 360° Sonic Power battery toothbrush and Colgate Plax Whitening mouth rinse. Colgate operates in two product segments: Oral, Personal and Home Care, and Pet Nutrition. Information filed by Colgate with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-00644, or its CIK code: 0000021665. Colgate’s website is http://www.colgate.com. Colgate’s common stock is listed on the New York Stock Exchange under the ticker symbol “CL.”

Historical Information

The following table sets forth the quarterly high and low closing prices for Colgate’s common stock, based on daily closing prices on the primary exchange for Colgate, as reported by Bloomberg. Colgate’s closing price on October 14, 2008 was $64.00. The actual initial price will be the closing price of Colgate’s common stock on the trade date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2004	3/31/2004	$56.55	$49.62	$55.10
4/1/2004	6/30/2004	$58.92	$53.56	$58.45
7/1/2004	9/30/2004	$58.73	$44.90	$45.18
10/1/2004	12/31/2004	$51.26	$43.06	$51.16
1/3/2005	3/31/2005	$55.20	$48.55	$52.17
4/1/2005	6/30/2005	$53.95	$48.60	$49.91
7/1/2005	9/30/2005	$54.06	$49.55	$52.79
10/3/2005	12/30/2005	$56.39	$51.78	$54.85
1/3/2006	3/31/2006	$58.28	$53.70	$57.10
4/3/2006	6/30/2006	$61.51	$56.26	$59.90
7/3/2006	9/29/2006	$62.57	$58.22	$62.10
10/2/2006	12/29/2006	$66.83	$59.79	$65.24
1/3/2007	3/30/2007	$68.87	$65.10	$66.79
4/2/2007	6/29/2007	$68.15	$64.44	$64.85
7/2/2007	9/28/2007	$71.62	$64.91	$71.32
10/1/2007	12/31/2007	$80.64	$71.38	$77.96
1/2/2008	3/31/2008	$80.98	$73.50	$77.91
4/1/2008	6/30/2008	$78.89	$68.21	$69.10
7/1/2008	9/30/2008	$79.99	$68.56	$75.35
10/1/2008	10/14/2008	$76.76	$60.75	$64.00
*	As of the date of this free writing prospectus available information for the fourth calendar quarter of 2008 includes data for the period from October 1, 2008 through October 14, 2008. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2008.

The graph below illustrates the performance of Colgate’s common stock from June 30, 1998 through October 14, 2008, based on information from Bloomberg. The dotted line represents a hypothetical trigger price, equal to 75% of the closing price on October 14, 2008. The actual trigger price will be based on the closing price of Colgate’s common stock on the trade date. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

Johnson & Johnson

According to publicly available information, Johnson & Johnson is engaged in the research and development, manufacture and sale of a range of products in the healthcare field. Johnson & Johnson has more than 250 operating companies. Johnson & Johnson operates in three segments: Consumer, Pharmaceutical, and Medical Devices and Diagnostics. Sales of Johnson & Johnson 's two largest products, RISPERDAL and REMICADE, accounted for approximately 6% and 5% of Johnson & Johnson’s total revenues, respectively, during the fiscal year ended December 30, 2007 (fiscal 2007). During fiscal 2007, Johnson & Johnson acquired three companies: Conor Medsystems, Inc., which is a cardiovascular device company, with new drug delivery technology; Robert Reid, Inc., which is a Japanese orthopedic product distributor, and Maya’s Mom, Inc., which is a social media company. Information filed by Johnson & Johnson with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-03215, or its CIK code: 0000200406. Johnson & Johnson’s website is http://www.jnj.com. Johnson & Johnson’s common stock is listed on the New York Stock Exchange under the ticker symbol “JNJ.”

Historical Information

The following table sets forth the quarterly high and low closing prices for Johnson & Johnson’s common stock, based on daily closing prices on the primary exchange for Johnson & Johnson, as reported by Bloomberg. Johnson & Johnson’s closing price on October 14, 2008 was $64.00. The actual initial price will be the closing price of Johnson & Johnson’s common stock on the trade date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2004	3/31/2004	$54.65	$49.50	$50.72
4/1/2004	6/30/2004	$57.07	$50.87	$55.70
7/1/2004	9/30/2004	$58.52	$54.49	$56.33
10/1/2004	12/31/2004	$63.76	$55.32	$63.42
1/3/2005	3/31/2005	$68.44	$61.49	$67.16
4/1/2005	6/30/2005	$69.40	$64.85	$65.00
7/1/2005	9/30/2005	$65.18	$61.94	$63.28
10/3/2005	12/30/2005	$64.32	$60.04	$60.10
1/3/2006	3/31/2006	$63.10	$56.80	$59.22
4/3/2006	6/30/2006	$61.79	$57.65	$59.92
7/3/2006	9/29/2006	$65.08	$60.27	$64.94
10/2/2006	12/29/2006	$69.10	$64.58	$66.02
1/3/2007	3/30/2007	$67.76	$60.00	$60.26
4/2/2007	6/29/2007	$65.12	$60.73	$61.62
7/2/2007	9/28/2007	$65.70	$59.77	$65.70
10/1/2007	12/31/2007	$68.40	$63.91	$66.70
1/2/2008	3/31/2008	$68.31	$61.33	$64.87
4/1/2008	6/30/2008	$68.26	$63.57	$64.34
7/1/2008	9/30/2008	$72.22	$65.12	$69.28
10/1/2008*	10/14/2008*	$67.79	$55.85	$64.00
*	As of the date of this free writing prospectus available information for the fourth calendar quarter of 2008 includes data for the period from October 1, 2008 through October 14, 2008. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2008.

The graph below illustrates the performance of Johnson & Johnson’s common stock from June 30, 1998 through October 14, 2008, based on information from Bloomberg. The dotted line represents a hypothetical trigger price, equal to 75% of the closing price on October 14, 2008. The actual trigger price will be based on the closing price of Johnson & Johnson’s common stock on the trade date. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

The Procter & Gamble Company

The Procter & Gamble Company (“Procter & Gamble”) is focused on providing branded consumer goods. Procter & Gamble’s products are sold in over 180 countries around the world primarily through mass merchandisers, grocery stores, membership club stores, drug stores and in high-frequency stores, the neighborhood stores, which serve consumers in developing markets. During the fiscal year ended June 30, 2008 (fiscal 2008), one product category accounted for 10% or more of consolidated net sales. The laundry category constituted approximately 16% of net sales during fiscal 2008. In fiscal 2008, Procter & Gamble was organized into three Global Business Units: Beauty; Health and Well-Being, and Household Care. Procter & Gamble had six business segments under United States Generally Accepted Accounting Principles (GAAP): Beauty; Grooming; Health Care; Snacks, Coffee and Pet Care; Fabric Care and Home Care, and Baby Care and Family Care. Information filed by Procter & Gamble with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-00434, or its CIK code: 0001301301. Procter & Gamble’s website is http://www.pg.com/en_US/. Procter & Gamble’s common stock is listed on the New York Stock Exchange under the ticker symbol “PG.”

Historical Information

The following table sets forth the quarterly high and low closing prices for Procter & Gamble’s common stock, based on daily closing prices on the primary exchange for Procter & Gamble, as reported by Bloomberg. Procter & Gamble’s closing price on October 14, 2008 was $64.10. The actual initial price will be the closing price of Procter & Gamble’s common stock on the trade date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2004	3/31/2004	$52.99	$49.05	$52.44
4/1/2004	6/30/2004	$55.96	$51.77	$54.44
7/1/2004	9/30/2004	$56.73	$52.15	$54.12
10/1/2004	12/31/2004	$56.49	$50.97	$55.08
1/3/2005	3/31/2005	$56.70	$51.51	$53.00
4/1/2005	6/30/2005	$56.62	$52.67	$52.75
7/1/2005	9/30/2005	$59.46	$52.16	$59.46
10/3/2005	12/30/2005	$59.62	$54.81	$57.88
1/3/2006	3/31/2006	$62.25	$57.53	$57.62
4/3/2006	6/30/2006	$58.38	$53.18	$55.60
7/3/2006	9/29/2006	$62.73	$55.62	$61.98
10/2/2006	12/29/2006	$64.48	$62.05	$64.27
1/3/2007	3/30/2007	$66.09	$61.17	$63.16
4/2/2007	6/29/2007	$64.31	$61.03	$61.19
7/2/2007	9/28/2007	$70.51	$61.03	$70.34
10/1/2007	12/31/2007	$74.67	$68.75	$73.42
1/2/2008	3/31/2008	$72.60	$64.68	$70.07
4/1/2008	6/30/2008	$71.14	$60.49	$60.81
7/1/2008	9/30/2008	$73.15	$62.91	$69.69
10/1/2008	10/14/2008	$71.44	$59.56	$64.10
*	As of the date of this free writing prospectus available information for the fourth calendar quarter of 2008 includes data for the period from October 1, 2008 through October 14, 2008. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2008.

The graph below illustrates the performance of Procter & Gamble’s common stock from June 30, 1998 through October 14, 2008, based on information from Bloomberg. The dotted line represents a hypothetical trigger price, equal to 75% of the closing price on October 14, 2008. The actual trigger price will be based on the closing price of Procter & Gamble’s common stock on the trade date. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

Capitalization of UBS*

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of June 30, 2008 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	360,426	352,802
Total Debt	360,426	352,802
Minority Interest(2)	8,010	7,841
Shareholders’ equity	44,283	43,346
Total capitalization	412,719	403,989
(1)	includes Money Market Paper and Medium Term Notes as per Balance sheet position
(2)	includes Trust preferred securities

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.97885 (the exchange rate in effect as of June 30, 2008).

*	An agreement between UBS and The Swiss National Bank announced on October 16, 2008 may have a material impact on the capitalization of UBS. A more detailed description of this agreement and related events and plans is contained in the Form 6-K filed by UBS with the SEC on October 16, 2008. You may access this document at the SEC web site at http://www.sec.gov/Archives/edgar/data/1114446/000095012308012925/y71919e6vk.htm.